

Mail Stop 3720

April 29, 2010

Li Xuemei
Chief Executive Officer
China Intelligent Lighting and Electronics, Inc.
c/o Corporation Service Company
2711 Centerville Road, Suite 400
Wilmington, DE 19808

> **Re: China Intelligent Lighting and Electronics, Inc.**
> **Registration Statement on Form S-1/A**
> **Filed April 21, 2010**
> **File No. 333-164925**

Dear Ms. Li:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Prospectus Summary, page 1

1. We note your revised disclosure on page two regarding the amounts of share and warrant cancellations in the share exchange and the fact that the value of the shell company was primarily determined "from its good corporate standing and its timely reporting status." Please disclose an implied monetary value for the approximately 16% ownership interest retained by SRKP shareholders and explain why the shell's good corporate standing and timely reporting were so valuable to China Intelligent.

<u>Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 37</u>

<u>Value Added Tax, page 40</u>

2.   Please disclose the basis for the belief of Ms. Li and management that the
        likelihood of revocation of the reduced VAT rate is remote.

<u>Shares Eligible for Future Sale, page 85</u>

3.   We note your response to comment seven in our letter dated April 6, 2010. Please
        also tell us where the lock-up agreements for the securities owned by the
        shareholders of SRKP prior to the share exchange are located.

<u>Report of Independent Registered Public Accounting Firm, page F-3</u>

4.   We note from your Form 8-K filed on March 12, 2010, that you appointed
        MaloneBailey, LLP on March 10, 2010, which are located in Houston, Texas. We
        further note that they provided their audit report on April 21, 2010, on the
        financial statements for the year ended December 31, 2009. We note that
        substantially all of your assets are located in PRC and a substantial portion of
        your revenues are derived from your operations in China. Your response should
        include a discussion of the following:

- Whether another auditor was involved in the audit of the Chinese
  operations. If so, please tell the name of the firm and indicate whether
  they are registered with the Public Company Accounting Oversight Board
  (PCAOB). Additionally, please tell us how your U.S. auditor assessed the
  qualifications of the other auditor and the other auditor's knowledge of US
  GAAP and PCAOB Standards;

- Whether your U.S. auditor performed all the required audit procedures
  within the United States or whether a portion of the audit was conducted
  by your U.S. auditor within China.

- Please tell us how the audit of the operations in China, including the
  associated assets and liabilities, was conducted by auditors in such a short
  time period.

        We may have further comments after review of your response.

Consolidated Statements of Income, page F-7

5.   Disclose the nature of the government grant. Tell us whether this is a one-time grant or not.

Note 5 – Advances to Suppliers, page F-19

6.   We note that one supplier accounted for approximately 28%, or approximately $660,000, of your outstanding advances to suppliers at December 31, 2009. Given that this supplier only accounted for 2% of total purchases made during 2009, this amount seems disproportionately high. Please disclose whether this was an ordinary course purchase transaction and, if not, explain any unusual terms of your relationship with this supplier.

*   *   *   *

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        You may contact Gopal Dharia, Staff Accountant, at (202) 551-3353, or Terry French, Accountant Branch Chief, at (202) 551-3828 if you have any questions regarding comments on the financial statements and related matters. Please contact John Harrington, Staff Attorney, at (202) 551-3576 or Celeste M. Murphy, Legal Branch Chief, at (202) 551-3257 with any other questions.

                                                Sincerely,

                                                /s/ Larry Spirgel
                                                Assistant Director

cc: Thomas J. Poletti, Esq.
        Anh Q. Tran, Esq.
        K&L Gates LLP
        Via facsimile: (310) 552-5001